UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on January 16, 2025: Euroseas Ltd. Announces the Sale of its 1998-built 2,008 teu Feeder Containership, M/V Diamantis P.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: January 17, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces the Sale of its 1998-built 2,008 teu Feeder Containership, M/V Diamantis P

Maroussi, Athens, Greece – January 16, 2025 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today that its wholly owned subsidiary, Euroholdings Ltd. (“Euroholdings”) has sold M/V Diamantis P, a 2,008 teu feeder containership vessel, built in 1998, for approximately $13.15 million; the vessel was delivered to its new owners, an unaffiliated third party, on January 15, 2025.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “We are pleased to announce the sale of M/V Diamantis P for a price of more than $13 million which we considered attractive compared to employment scenarios for the vessel at prevailing market rates until the vessel’s next drydocking in October 2026 at which time the vessel would be 28 years old. The vessel was delivered to its buyers today upon completion of minor repairs she underwent after the expiry of its previous charter. We expect to record a gain on sale of approximately $10.2 million, or about $1.45 per share.

“The company that owns M/V Diamantis P is one of our subsidiaries contributed to Euroholdings, a spin-off of the three oldest vessels of Euroseas that we announced recently. Euroholdings plans to use the proceeds from the sale of M/V Diamantis P to advance its strategy of consolidating older vessels and trying to maximize the value realized. The very fact of the sale of M/V Diamantis P instead of pursuing employment options is a testament of executing this strategy.”

Euroholdings Spin-off

As previously announced, the Company intends to spin-off three of its subsidiaries, two owning the Company’s older two vessels, M/V Aegean Express and M/V Joanna and the one that owned M/V Diamantis P before the vessel was sold, into a separate company, Euroholdings Ltd., in exchange for 100% of the shares of Euroholdings which it will then distribute to its shareholders. Euroholdings has applied for listing on the NASDAQ Capital Market. There can be no assurance that the spin-off transaction will ultimately occur or, if it does occur, what its structure, terms or timing will be.

Fleet Profile:

After the spin-off and the sale of Diamantis P, the Euroholdings Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Mar-26, then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Nov-25	$16,700
Total Container Carriers on the Water	2	40,882	3,171

Notes:  (*) TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; period to Nov-2026 is at the option of the charterer.

After the spin-off of Euroholdings Ltd., the Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Aug-25	$15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z(*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
DEAR PANEL	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
SYMEON P	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25 then until Apr-26	$40,000 $29,500
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25 then until Aug-26	$40,000 $28,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
MONICA(*)	Feeder	22,262	1,800	2024	TC-until May-25	$16,000
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-25	$20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Mar-25	$13,000
Total Container Carriers on the Water	22	849,404	67,494

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	2	110,400	8,600

Notes:

(*)TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Rate is net of commissions (which are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 24 vessels, including 17 Feeder containerships and 7 Intermediate containerships. Euroseas 24 containerships have a cargo capacity of 70,665 teu. After the delivery of the two intermediate containership newbuildings in 2027, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 79,265 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com